# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CMB.TECH NV, CIK 0001604481
CUSIP: B38564108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: De Gerlachekaai 20, Antwerp, Belgium (C9), 2000
Date of event which requires filing of this statement: 08/12/2025
Filed by CIK 0001910283
Persons authorized to receive notices and communications: Ludovic Saverys, Compagnie Maritime Belge NV, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, (212) 574-1200

## Reporting persons
- Compagnie Maritime Belge NV (CIK 0001910283): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 178,726,458; sole dispositive power 0; shared dispositive power 178,726,458; aggregate amount beneficially owned 178,726,458 (92.02% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Saverco NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: working capital (WC); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The Source of Funds in line 4 is as to 24,400 Ordinary Shares owned directly by Saverco NV.
  
  The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Alexander Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Ludovic Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
- Michael Saverys: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (92.04% of the class)
  Comment: The reported percentage in line 13 is based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: CMB.TECH NV
Address of issuer's principal executive offices: De Gerlachekaai 20, Antwerp, Belgium (C9), 2000
Comment:
This Amendment No. 32 (this "Amendment") to Schedule 13D relates to ordinary shares, no par value (the "Ordinary Shares"), of CMB.TECH NV (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, Amendment No. 22 thereto filed with the Commission on December 22, 2023, Amendment No. 23 thereto filed with the Commission on February 16, 2024, Amendment No. 24 thereto filed with the Commission on March 19, 2024, Amendment No. 25 thereto filed with the Commission on March 25, 2024, Amendment No. 26 thereto filed with the Commission on March 29, 2024, Amendment No. 27 thereto filed with the Commission on April 3, 2024, Amendment No. 28 thereto filed with the Commission on October 9, 2024, Amendment No. 29 thereto filed with the Commission on October 23, 2024, Amendment No. 30 thereto filed with the Commission on November 22, 2024 and Amendment No. 31 thereto filed with the Commission on May 30, 2025 (as amended and supplemented, the "Original Schedule 13D," and as further amended and supplemented by this Amendment, the "Schedule 13D").

Capitalized terms used but not defined in this Amendment No. 32 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 32 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (e) of the Original Schedule 13D is hereby amended and restated as follows:

The aggregate number of Ordinary Shares beneficially owned by each Reporting Person is set forth on line 11 of such Reporting Person's cover sheet and is incorporated herein. The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person's cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based on 194,216,835 Ordinary Shares outstanding as of April 1, 2025 (not including treasury shares), as reported in the Issuer's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, Compagnie Maritime Belge NV ("CMB") directly owns 178,726,458 Ordinary Shares, and has the shared power to vote or direct the vote, and to dispose or direct the disposition, of 178,726,458 Ordinary Shares. Saverco NV directly owns 24,400 Ordinary Shares, and the Reporting Persons (other than CMB) do not directly own any Ordinary Shares. The Reporting Persons (other than CMB) have the shared power to vote or direct the vote, and to dispose or direct the disposition, of 178,750,858 Ordinary Shares. The Reporting Persons' power to dispose or direct the disposition of the Ordinary Shares is subject to the contractual restrictions on transfer set forth in the Facility Agreement and Share Pledge Agreement (as described below).
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor (to the Reporting Persons' knowledge) any person set forth in Item 2 of the Original 13D, has engaged in any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On August 12, 2025, CMB entered into a Syndicated Term Loan Facility Agreement (the "Facility Agreement") with, among others, KBC Bank NV as bookrunning mandated lead arranger (the "Bookrunning Mandated Lead Arranger"), Citibank Europe Plc and Belfius Bank SA/NV as mandated lead arrangers (the "Mandated Lead Arrangers"), and Credit Agricole Corporate and Investment Bank, Societe Generale and Standard Chartered Bank (Hong Kong) Limited as lead arrangers (the "Lead Arrangers" and together with the Bookrunning Mandated Lead Arranger and the Mandated Lead Arrangers, the "Arrangers"). The Facilities Agreement provides for the original lenders named therein to make available to CMB as borrower a term loan facility in an aggregate amount of $500,000,000 (the "Loan"). CMB will apply all amounts borrowed under the Facility to refinance all amounts outstanding under its existing bridge facilities agreement dated November 20, 2023, as amended and/or amended and restated from time to time.

The Loan will be repaid in installments, with the first installment of $100,000,000 paid 12 months from the date of the Facility Agreement, $50,000,000 paid 18 months from the date of the Facility Agreement and the remaining amount outstanding to be paid on second anniversary of the date of the Facility Agreement. The Facility Agreement contains customary prepayment events (including but not limited to where it becomes illegal for a lender to fund or maintain its participation or where there is a change of control of CMB or the Issuer). CMB also has the ability to voluntarily cancel commitments or repay amounts outstanding under the Facility Agreement.

CMB's obligations under the Facility Agreement are secured by a pledge of all Ordinary Shares of the Issuer held by CMB (except those Ordinary Shares of the Issuer pledged under the Share Lending Agreement (defined below) during the period that the Share Lending Agreement is in effect) pursuant to a Bank Account and Securities Pledge Agreement between CMB, as security provider, and KBC Bank NV, as security agent, dated August 12, 2025 (the "Pledge Agreement"). In addition, the borrowings under the Facility Agreement are secured by any cash held in prepayment accounts into which funds from permitted sales of the pledged securities are required to be deposited. The Pledge Agreement is governed by Belgian law.

In addition, on August 12, 2025, CMB entered into a share lending agreement (the "Share Lending Agreement"), with DNB Bank ASA ("DNB"), pursuant to which it has agreed to loan an aggregate of 13,410,448 Ordinary Shares held by CMB (the "Loan Shares") until the earlier of (i) August 27, 2025, and (ii) upon the earlier of (A) written agreement of CMB and DNB, or (B) by CMB or DNB upon the occurrence of a default of the other party (the "Termination Date"). DNB must return all outstanding Loan Shares to CMB, without any consideration being payable in respect thereof, no later than one business day following the Termination Date. CMB has entered into the Share Lending Agreement in order to help the Issuer facilitate the listing and timely trading and settlement of its Ordinary Shares to be issued as consideration in the merger between the Issuer and Golden Ocean Group Limited ("Golden Ocean") to the Golden Ocean shareholders that hold their shares through the VPS and trade on the Euronext Oslo. CMB will not receive any proceeds from the sale or other transfer of the Loan Shares by DNB or any subsequent holder of the Loan Shares. According to information published by the Issuer, the Merger is expected to close on August 20, 2025, and CMB anticipates that the Share Lending Agreement will terminate shortly thereafter (and no later than August 27, 2025).

## Signatures
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys / Chief Financial Officer (08/14/2025)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys / Director (08/14/2025)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (08/14/2025)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (08/14/2025)
- Michael Saverys: /s/ Michael Saverys, Michael Saverys (08/14/2025)